May 11, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (202) 362-2902

Robert E. Kernan, Jr.
Seneca-Cayuga Bancorp, Inc.
19 Cayuga Street
Seneca Falls, New York 13148

Re:	Seneca-Cayuga Bancorp, Inc.
	Amendment Number One to Form SB-2 filed on May 3, 2006
	File Number 333-132759

Dear Mr. Kernan:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Supervision and Regulation - The USA PATRIOT Act, page 99

1. We note your response to prior comment number 8; however, you have not stated whether or not you are in compliance with the USA
PATRIOT
Act.  Please revise.

Note 2 - Summary of Significant Accounting Policies
(f)  Loans Held for Sale and Related Commitments, page F-8

2. As discussed with your representatives, please confirm to us that you have obtained a true sale legal opinion as evidence that loans sold to the FHLB of Chicago have been legally isolated in accordance with paragraph 9(a) of SFAS 140.

*	*	*

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* if the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Kevin W. Vaughn at (202) 551-3494 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy
Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other
questions.

								Sincerely,


								Christian Windsor
								Special Counsel


cc:	Eric Envall, Esq.
      Kip Weissman, Esq.
	Luse Gorman Pomerenk & Schick, P.C.
	5335 Wisconsin Avenue, NW - Suite 400
	Washington, DC  20015